

20004297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

FEB 1 4 2020

Washington DC
410

SEC FILE NUMBER
8-45248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livermore Trading Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

40 Wall Street, Suite 1704

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova

(212)-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – if individual, state last, first, middle name)

132 Nassau St, Ste 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 1 4 2020

FOR OFFICIAL USE ONLY

RECEIVED

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
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SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Vincent Napolitano _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Livermore Trading Group, Inc. _____, as of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

> MARGERY NELL MURRIEL
> Notary Public - State of New York
> NO. 01MU6247130
> Qualified in Kings County
> My Commission Expires 06/22/23

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIVERMORE TRADING GROUP, INC.

Statement of Financial Condition

For the Year Ended December 31, 2019

LIVERMORE TRADING GROUP, INC.

FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Livermore Trading Group Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Livermore Trading Group Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Livermore Trading Group Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Livermore Trading Group Inc.'s management. Our responsibility is to express an opinion on Livermore Trading Group Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Livermore Trading Group Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Livermore Trading Group Inc.'s auditor since 2007.

New York, NY
January 24, 2020

LIVERMORE TRADING GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	79,047
Due from broker		450,312
Commissions receivable		14,075
Other assets		79,553
Total assets	$	622,987

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	38,558
Total liabilities		38,558

Commitments and Contingencies (Note 4)

Stockholders' equity (Note 5)

Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	65,000
Paid in Capital	150,000
Retained earnings	494,429
Less: Treasury stock	(125,000)
Total stockholders' equity	584,429
Total liabilities and stockholders' equity	$ 622,987

The accompanying notes are an integral part of this statement

2

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 1 -   **Nature of Business**

Livermore Trading Group, Inc. (The "Company") is a New York corporation
formed in July 1992,for the purpose of conducting business on the floor of the New York
Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the
Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis
with a clearing broker/dealer, and promptly transmits all customer funds and securities
to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily
kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   **Revenue Recognition**
The Company buys and sells securities on behalf of its customers. Each time a customer
enters into a buy or sell transaction, the Company charges a commission. Commissions and
related clearing expenses are recorded on the trade date (the date that the Company fills the
trade order by finding and contracting with a counterparty and confirms the trade with the
customer). The Company believes that the performance obligation is satisfied on the trade
date because that is when the underlying financial instrument or purchaser is identified, the
pricing is agreed upon and the risks and rewards of ownership have been transferred to/from
the customer.

b)   **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the
Company does not pay federal or state corporate income taxes on its taxable income.
Instead the stockholder is liable for individual income taxes on his respective share of the
Company's taxable income. The Company continues to pay New York City general
corporation taxes.

c)   **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally
insured limits or where no insurance is provided. The Company has not experienced any
losses in such accounts and does not believe it is exposed to any significant credit risk on
cash and cash equivalents.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

d)   **Equipment**

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2020 and January 24, 2020, which is the date this financial statement was available to be issued for possible disclosure and recognition in the financial statement.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2019.

Note 4 -   **Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 4 -   **Financial Statements with Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with non-performance of
customers in fulfilling their contractual obligations pursuant to securities
transactions can be directly impacted by volatile trading markets which may
impair customers' ability to their obligations to the Company and the Company's ability
to liquidate the collateral at an amount equal to the original contracted amount.
The agreement between the Company and its clearing broker provides that the Company
is obligated to assume any exposure related to such non-performance by its customers.
The company seeks to control the aforementioned risks by requiring customers to
maintain margin collateral in compliance with various regulatory requirements and the
clearing broker's internal guidelines. The Company monitors its customer activity
by reviewing information it receives from its clearing broker on a daily basis, and requiring
customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2019, the Company had Net Capital of
$500,424 which was $495,424 in excess of its required net capital of $5,000.
The Company's net capital ratio was 7.71%.